XORTX Therapeutics INC.

3710 – 33rd Street NW

Calgary, Alberta, Canada T2L 2M1

September 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Joshua Gorsky

Re:	XORTX Therapeutics Inc. Withdrawal of Request for Acceleration of Effectiveness Registration Statement on Form F-1 File No.: 333-267328

Ladies and Gentlemen:

Reference is made to our letter, dated September 8, 2022, in which we requested the acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-267328) to September 12, 2022 at 4:30 p.m., Eastern time, or as soon as practicable thereafter.

We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Please direct any question to Thomas M. Rose, Esq., at (757) 687-7715.

Sincerely,

XORTX Therapeutics Inc.

By:	/s/ Allen Davidoff
Name: Allen Davidoff
Title: CEO